Exhibit 99.3

PRESS RELEASE

Greenfire Resources Announces Q3 2023 Results, Operational Update,
Acceleration of Additional Drilling into 2023 at the Expansion Asset and
Two-Year Drilling Commitment to Support Sustained Production Growth

CALGARY, ALBERTA – November 14, 2023 – Greenfire Resources Ltd. (NYSE: GFR) (“Greenfire” or the “Company”), a Calgary-based energy company focused on the sustainable production and development of thermal energy resources from the Athabasca region of Alberta, Canada, is pleased to announce its operating and financial results for the quarter ended September 30, 2023.

“This is a transformative quarter for Greenfire as we completed our business combination with M3-Brigade Acquisition III Corp. and listed on the New York Stock Exchange. Concurrently, we refinanced our Senior Notes and established new credit facilities, enhancing our capital structure and liquidity.” said Robert Logan, President and Chief Executive Officer of Greenfire.

“Operationally, at the Expansion Asset, we are pleased to report the successful completion of our first five well Refill drilling program and the acceleration of the second five well Refill drilling program into 2023,” continued Mr. Logan. “Additionally, we continue to progress our non-condensable gas debottlenecking initiatives to provide the co-injection deliverability required to restore higher reservoir pressure and support increased production at the Expansion Asset.”

“As we celebrate these achievements, we remain steadfast in our dedication to driving value for our shareholders. For Greenfire, the future is very bright, and we are excited about the opportunities that lie ahead as we continue to build a stronger and more resilient operationally focused oilsands company,” concluded Mr. Logan.

All dollar amounts reported in this press release are in Canadian dollars unless otherwise noted.

Key Highlights:

●	Greenfire closed its business combination (the “De-Spac Transaction”) with M3-Brigade Acquisition III Corp. and listed on the New York Stock Exchange (“NYSE”) under the symbol “GFR”. Concurrently, the Company issued US$300 million of 12% Senior Secured Notes due 2028 (the “New Notes”) and syndicated a new $50 million Credit Facility (as defined below), which substantially enhances the Company’s capital structure. In November 2023, Greenfire closed a $55 million unsecured letter of credit facility with a Canadian bank supported by a performance security guarantee from Export Development Canada. These initiatives have materially improved Greenfire’s liquidity, with $66.0 million of cash on the Company’s balance sheet as of the end of Q3 2023 and an additional approximately $43 million of restricted cash released in November 2023 following the closing of the $55 million unsecured letter of credit facility. Greenfire remains committed to its strategy to prioritize debt repayment and will reduce debt in the near-term using 75% of excess cash flow (as defined in the New Notes indenture) to semi-annually redeem the New Notes until total indebtedness is less than US$150 million.

●	Greenfire’s operating and financial results for the third quarter of 2023 reflect the safe and successful execution of planned annual facility maintenance at both the Expansion Asset and Demo Asset (collectively, the “Hangingstone Facilities”). Net production in the third quarter of 2023 was impacted by temporarily reduced reservoir pressure and well shut-ins to facilitate the Refill well drilling program at the Expansion Assert as well as unplanned facility downtime resulting from the instability of third-party electrical infrastructure as a result of the recent wildfires in Western Canada:

o	Q3 2023 consolidated net bitumen production: 14,670 barrels per day (“bbls/d”)

o	Q3 2023 adjusted EBITDA: $46.4 million or $35.17 per barrel (“bbl”)(1)

o	Q3 2023 property, plant and equipment expenditures: $9.6 million

o	Q3 2023 adjusted funds flow: $26.6 million or $20.14 per barrel(1)(2)

(1)	Non-GAAP measures do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS”) and may not be comparable with the calculation of similar measures presented by other entities. Refer to the discussion under the heading “Non-GAAP and Other Financial Measures” in this press release for further information.

(2)	See important disclosures in this press release reconciling adjusted funds flow to Cash provided by operating activities

●	At the Expansion Asset, the Company continues to advance its production growth initiatives, including the drilling of redevelopment infill (“Refill”) wells and ongoing debottlenecking projects to restore higher reservoir pressure.

o

Greenfire successfully drilled five extended reach Refill wells at the Expansion Asset, which concluded in the fourth quarter of 2023 and are in the process of increasing bitumen volumes. The Company has approved the acceleration of the next five well Refill drilling program at the Expansion Asset, which commenced drilling in November 2023 and will extend into early 2024.

o	The recently installed NCG compressor is expected to be operational by the end of November 2023 at the Expansion Asset. This compressor, along with other ongoing NCG debottlenecking initiatives, are expected to deliver NCG at a more reliable pressure and at higher rates for co-injection to further accelerate the timeline to restore higher reservoir pressure at the Expansion Asset.

●	For November 2023 to date, consolidated net production was approximately 17,000 bbls/d, which includes incremental production from the new extended reach Refill wells as well as an initial increase in reservoir pressure at the Expansion Asset, partly offset by lower production at the Demo Asset owing to the temporary shut-in of the disposal well.

●	Greenfire entered into a two-year take-or-pay drilling commitment with an established Steam Assisted Gravity Drainage (“SAGD”) drilling contractor in Western Canada to provide cost structure and service availability certainty as the Company commences a two-year continuous drilling program.

●	Greenfire’s planned property, plant and equipment expenditures for 2023 are anticipated to remain unchanged at $34 million, as the acceleration of drilling plans at the Expansion Asset are offset by the deferral of certain minor facility spending.

●	Greenfire anticipates releasing its 2024 corporate guidance, including its outlook for production, capital expenditures and operating costs, in early 2024.

●	Greenfire management will host a conference call to discuss Q3 2023 results at 8:00am MT (10:00am ET) on November 15th, 2023.

Financial & Operational Highlights

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2023	2022	2023	2022
Net Bitumen Production - Expansion Asset (bbls/d)	11,052	14,926	13,745	17,169
Net Bitumen Production - Demo Asset (bbls/d)	3,618	2,922	3,997	3,645
Total Net Bitumen Production (bbls/d)	14,670	17,848	17,742	20,814

WTI (US$/bbl)	82.26	91.55	77.39	98.09
WCS Differential (US$/bbl)	(12.91)	(19.86)	(17.64)	(15.73)
AECO Natural Gas ($/GJ)	2.46	3.95	2.61	5.10

Oil sales	160,967	209,550	514,240	818,108
Oil sales ($/bbl)	89.86	97.37	74.86	104.72

Operating Expenses	38,442	36,507	113,881	118,397
Operating Expenses ($/bbl)	29.12	22.38	23.42	20.71

Adjusted EBITDA(1)(2)	46,434	38,651	93,882	185,505
Adjusted EBITDA ($/bbl)(1)(2)	35.17	23.68	19.31	32.44

Cash provided (used) by operating activities	41,873	49,161	61,017	147,381
Property, plant and equipment expenditures	9,587	14,325	14,015	27,229

Adjusted funds flow(1)(2)	26,587	15,228	48,674	119,608
Adjusted funds flow ($/bbl)(1)(2)	20.14	9.34	10.01	20.92

Net Income (loss) and Comprehensive Income (Loss)	(138,689)	111,594	(131,014)	62,708
Per share – basic	(2.72)	2.28	(2.64)	1.28
Per share – diluted	(2.72)	2.14	(2.64)	1.20

Common shares outstanding, end of period	68,642,515	48,911,674	68,642,515	48,911,647
Weighted average shares outstanding- diluted	54,333,894	52,189,238	52,911,979	51,189,238

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the discussion under the heading “Non-GAAP and Other Financial Measures” in this press release for further information.

(2)	See important disclosures in this press release reconciling adjusted funds flow to Cash provided by operating activities

Liquidity and Balance Sheet

	September 30,	December 31,
As at ($ thousands)	2023	2022
Cash and cash equivalents	65,976	35,363
Restricted cash(1)	43,779	35,313
Available credit facilities(2)	42,416	7,000
Face value of Long-term debt(3)	405,600	295,173

(1)	Approximately $43 million of restricted cash was released in November 2023.

(2)	Represents available credit under Greenfire’s $50 million Senior Credit Facility, inclusive of utilization for certain letters of credit.

(3)	As at September 30, 2023, the New Notes were translated in Canadian dollars at the period end exchange rate of US$1.00 = CAD$1.3520 (As at December 31, 2022 – US$1.00 = CAD$1.3544).

Net bitumen production in the third quarter of 2023 was 14,670 bbls/d, lower than 17,848 bbls/d in the same period in 2022, largely resulting from unplanned facility downtime due to the instability of third-party electrical infrastructure associated with the recent wildfires in Western Canada, as well as lower production at the Expansion Asset due to temporarily reduced reservoir pressure and well shut-ins to facilitate the Refill well drilling program.

●	Greenfire believes that the third-party electrical infrastructure that supports the Hangingstone Facilities has been repaired and expects that the reliability and performance of this infrastructure will be more in line with historical performance.

●	Greenfire safely and successfully executed its planned annual facility maintenance at the Hangingstone Facilities in Q3 2023.

Adjusted EBITDA (1) was $46.4 million or $35.17/bbl in the third quarter of 2023 and $93.9 million or $19.31/bbl for year-to-date 2023.

Property, plant and equipment expenditures in the third quarter of 2023 were $9.6 million, largely consisting of spending on the Company’s five well Refill drilling program at the Expansion Asset, as well as various facility debottlenecking projects at the Hangingstone Facilities. For year-to-date 2023, property, plant and equipment expenditures were $14.0 million.

Cash provided by operating activities and adjusted funds flow (1)(2) was $41.9 million and $26.6 million, respectively, in the third quarter of 2023 and $61.0 million and $48.7 million, respectively, for year-to-date 2023. (1)(2)

Net loss of $138.7 million in Q3 2023, which included the impact of one-time listing costs of $110.7 million associated with the De-Spac Transaction and public listing on the NYSE as well as debt refinancing costs of $61.3 million. For year-to-date 2023, net loss was $131.0 million.

Greenfire’s Commitment to Prioritize Debt Repayment and Closing of a New Unsecured Credit Facility

In the third quarter of 2023, the Company issued US$300 million of New Notes and used a portion of the proceeds to retire the US$218 million principal amount outstanding of Greenfire Resources Inc’s 12% Senior Secured Notes due 2025. In the same period, Greenfire also entered into a credit agreement with Bank of Montreal, as agent, and a syndicate of certain other financial institutions as lenders to provide for senior secured extendable revolving credit facilities (“Credit Facility”) in an aggregate principal amount of $50 million.

In November 2023, the Company closed a $55 million unsecured letter of credit facility with a Canadian bank supported by a performance security guarantee from Export Development Canada. This new facility has replaced the Company’s legacy letter of credit facility and supported the release of approximately $43 million of the Company’s restricted cash.

Greenfire remains committed to its strategy to prioritize debt repayment and will reduce debt in the near-term using 75% of excess cash flow (as defined in the New Notes indenture) to semi-annually redeem the New Notes until total indebtedness is less than US$150 million, at which point 25% of excess cash flow will be used to redeem the New Notes until less than US$100 million of the New Notes remain outstanding.

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the discussion under the heading “Non-GAAP and Other Financial Measures” in this press release for further information.

(2)	See important disclosures in this press release reconciling adjusted funds flow to Cash provided by operating activities

Operational Update: Greenfire Continues to Advance its Production Growth Initiatives at the Expansion Asset

At the Expansion Asset, Greenfire successfully drilled five extended reach Refill wells, which were completed in under three months. Four wells have started producing, and management expects production rates to improve over the next three months, with the remaining well anticipated to commence production in November 2023.

●	These five extended reach Refill wells have average horizontal lengths of approximately one mile (approximately 1,600 meters) each and were drilled between two existing primary producers at Pad 5 and extended across two existing primary producers at Pad 4.

●	Greenfire’s decision to drill extended reach Refill wells at the Expansion Asset has reduced the required Refill well count, estimated capital spending and timeline to produce from the Company’s existing inventory of pre-heated bitumen locations by approximately 50% compared to drilling Refill wells at the horizontal length of existing primary producer wells.

In addition, Greenfire has approved the acceleration of another five well Refill drilling program at the Expansion Asset, which commenced drilling in November 2023 and will extend into early 2024.

Limitations on NCG deliverability for co-injection at the Expansion Asset has resulted in a reduction of reservoir pressure, which has impacted production rates. Greenfire expects to restore higher reservoir pressure at the Expansion Asset using proven NCG co-injection techniques similar to those successfully executed by the Company at the adjacent Demo Asset and by other industry operators at various SAGD assets. Greenfire recently completed several smaller NCG debottlenecking initiatives, which have increased the rate of NCG co-injection at the Expansion Asset and resulted in an initial increase in reservoir pressure. The Company recently installed an NCG compressor at the Expansion Asset, which is scheduled to be operational by the end of November 2023 and is expected to deliver NCG at a more reliable pressure and at higher rates for co-injection. With heightened rates of NCG co-injection sustained, the Company estimates that higher reservoir pressure will be restored at the Expansion Asset around mid-2024.

At the Demo Asset, the disposal well has been temporarily shut-in since the beginning of October 2023 as it is undergoing repairs to restore injectivity. Bitumen production at the Demo Asset will be impacted by approximately 1,000 bbls/d until the disposal well can be restored or an additional disposal well is drilled.

For November 2023 to date, consolidated net production was approximately 17,000 bbls/d, which includes incremental production from the new extended reach Refill wells as well as an initial increase in reservoir pressure at the Expansion Asset, partly offset by lower production at the Demo Asset owing to the temporary shut-in of the disposal well.

Greenfire’s planned property, plant and equipment expenditures for 2023 are anticipated to remain unchanged at $34 million, as the acceleration of drilling plans at the Expansion Asset are offset by the deferral of certain minor facility spending.

Greenfire Has Entered into a Two-Year Drilling Commitment to Support the Sustained Production Growth of its Tier-1 SAGD Assets and Plans to Issue its Corporate Outlook in 2024

To provide cost and service availability certainty for the Company’s planned multi-year drilling program, Greenfire has entered into a two-year take-or-pay drilling commitment with an established SAGD drilling contractor in Western Canada. Plans for future drilling are expected to remain focused on exploiting the Company’s existing inventory of pre-heated bitumen locations at the Hangingstone Facilities with Refill wells, which, combined with surface facility optimizations, is anticipated to result in a material increase in production and profitability at the Hangingstone Facilities. The SAGD industry has a long-term track record of consistently and effectively producing incremental pre-heated bitumen volumes from infill and Refill wells.

Greenfire has well-delineated reservoirs in approved developments at the Expansion Asset to support high facility utilization rates for over multiple decades. The Company believes that both the Expansion and Demo Assets have Tier-1 SAGD reservoirs, meaning they have no top gas, bottom water, or lean zones (“thief zones”). Other SAGD reservoirs may have thief zones, which limit reservoir pressure and require the constant use and routine replacement of downhole pumps for production. Tier-1 reservoirs allow production to flow to the surface with natural lift, which reduces the Company’s capital and operating expenditure requirements compared to other SAGD producers, which the Company believes represents a structural cost advantage for Greenfire.

Greenfire anticipates releasing its 2024 corporate guidance, including its outlook for production, capital expenditures and operating costs, in early 2024.

Greenfire’s Growth-oriented Strategy and Positioning for Future Shareholder Returns

Greenfire currently operates two producing SAGD bitumen production facilities with major infrastructure in place, including expandable pipeline infrastructure for diluted bitumen and diluent at the Expansion Asset. The Company’s structural cost advantages from its Tier-1 SAGD reservoir, combined with its relatively lower forecasted capital expenditure profile due to its projected multi-year inventory of Refill well targets at the Hangingstone Facilities, is anticipated to result in near-term production growth and potential meaningful free cash flow generation.

As the Company’s production is 100% weighted to benchmarks that are linked to Western Canadian Select (“WCS”), Greenfire has material exposure to a potential improvement in WCS differentials and Canadian heavy oil pricing. The Company’s newly advanced capital structure with augmented liquidity was planned, among many other purposes, to navigate possible WCS differential volatility as new pipeline infrastructure in Western Canada progresses toward completion around the first half of 2024.

In addition to Greenfire’s existing commitment to repay debt, the Company intends to formalize and initiate a policy to return capital to its shareholders over time. Greenfire also plans to evaluate additional potential opportunities for further production growth longer-term, including external acquisitions, and will consider opportunities that compete with the expected returns from its existing Tier-1 assets if they are accretive to its shareholders.

Conference Call and Details

A conference call will be held to discuss Greenfire’s third quarter 2023 operating and financial results at 8:00 a.m. Mountain Time (10:00 a.m. Eastern Time) on November 15, 2023. To participate, please dial the North American toll-free number 1-800-319-4610, or the international call number 1-604-638-5340.

About Greenfire

Greenfire is an intermediate, lower-cost and growth-oriented Athabasca oil sands producer with concentrated Tier-1 assets that use steam assisted gravity drainage extraction methods. The Company is focused on responsible and sustainable energy development in Canada, with its registered office located in Calgary, Alberta. Greenfire is an operationally focused company with an emphasis on an entrepreneurial environment and employee ownership.

Greenfire common shares are listed on the New York Stock Exchange under the symbol “GFR”.

For more information, visit greenfireres.com or find Greenfire on LinkedIn.

Non-GAAP and Other Financial Measures

We refer to certain financial measures (such as adjusted EBITDA, adjusted EBITDA per barrel ($/bbl), adjusted funds flow, adjusted funds flow per barrel ($/bbl) and net debt) which do not have any standardized meaning prescribed by IFRS. While these measures are commonly used in the oil and natural gas industry, our determination of these measures may not be comparable with calculations of similar measures presented by other companies. Greenfire believes that these financial measures provide useful information to evaluate the financial results of Greenfire.

Adjusted EBITDA

Net income (loss) and comprehensive income (loss) is the most directly comparable GAAP measure for adjusted EBITDA, which is a non-GAAP measure. Adjusted EBITDA is calculated as net income (loss) before interest and financing expenses, income taxes, depletion, depreciation and amortization, and is adjusted for certain non-cash items, or other items that are not considered part of normal business operations. Adjusted EBITDA is used to measure Greenfire’s profitability from its underlying asset base on a continuing basis. This measure is not intended to represent net income (loss) and comprehensive income (loss) in accordance with IFRS.

The following tables show a reconciliation of net income (loss) and comprehensive income (loss) to adjusted EBITDA for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2023	2022	2023	2022
Net income (loss) and comprehensive income (loss)	(138,689)	111,594	(131,014)	62,708
Add (deduct):
Income tax recovery	(5,976)	-	(6,494)	-
Unrealized (gain) loss risk management contracts	7,605	(119,360)	(8,552)	(4,949)
Stock based compensation	9,157	-	9,808	-
Financing and interest	73,130	10,081	93,844	47,275
Depletion and depreciation	13,746	14,651	51,781	50,325
Transaction costs	4,083	-	8,324	-
Listing expense	110,704	-	110,704	-
Gain on revaluation of warrants	(32,277)	-	(32,277)	-
Foreign exchange loss (gain)	5,877	21,909	(650)	28,985
Other (income) and expenses	(926)	(224)	(1,592)	1,161
Adjusted EBITDA(1)	46,434	38,651	93,882	185,505

Net income (loss) and comprehensive income (loss) ($/bbl)	(105.07)	68.42	(26.94)	10.97
Add (deduct):
Income tax recovery (expense) ($/bbl)	(4.53)	-	(1.34)	-
Unrealized (gain) loss risk management contracts ($/bbl)	5.76	(73.19)	(1.76)	(0.87)
Stock based compensation ($/bbl)	6.94	-	2.02	-
Financing and interest ($/bbl)	55.40	6.18	19.30	8.27
Depletion and depreciation ($/bbl)	10.41	8.98	10.65	8.80
Transaction costs ($/bbl)	3.09	-	1.71	-
Listing expense ($/bbl)	83.87	-	22.77	-
Gain on revaluation of warrants ($/bbl)	(24.45)	-	(6.64)	-
Foreign exchange loss (gain) ($/bbl)	4.45	13.43	(0.13)	5.07
Other (income) and expenses ($/bbl)	(0.70)	(0.14)	(0.33)	0.20
Adjusted EBITDA(1) ($/bbl)	35.17	23.68	19.31	35.17

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities.

Adjusted Funds Flow

Cash provided by operating activities is the most directly comparable GAAP measure for adjusted funds flow, which is a non-GAAP measure. Greenfire uses adjusted funds flow as an indicator of the efficiency and liquidity of Greenfire’s business, measuring its funds after capital investment that is available to manage debt levels and return capital to stakeholders. This measure is not intended to represent cash provided by operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS. We compute adjusted funds flow as cash provided by operating activities, excluding the impact of changes in non-cash working capital, less property, plant and equipment expenditures.

The following tables show a reconciliation of cash provided by operating activities to adjusted funds flow:

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2023	2022	2023	2022
Cash provided by (used in) operating activities	41,873	49,161	61,017	147,381
Transaction Costs	4,083	-	8,324	-
Changes in non-cash working capital	(9,783)	(19,608)	(6,653)	(544)
Property, plant and equipment expenditures	(9,587)	(14,325)	(14,015)	(27,229)
Adjusted funds flow(1)	26,587	15,228	48,674	119,608

Cash provided by (used in) operating activities ($/bbl)	31.72	30.14	12.55	25.78
Transaction Costs ($/bbl)	3.09	-	1.71	-
Changes in non-cash working capital ($/bbl)	(7.41)	(12.02)	(1.37)	(0.10)
Property, plant and equipment expenditures ($/bbl)	(7.26)	(8.78)	(2.88)	(4.76)
Adjusted funds flow(1) ($/bbl)	20.14	9.34	10.01	20.92

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities.

Forward-Looking Statements

This press release may contain certain forward-looking statements within the meaning of the United States federal securities laws and applicable Canadian securities laws. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. In addition to other forward-looking statements herein, there are forward-looking statements in this press release relating to the following matters: the expectation of reducing debt in the near future; the expectation that the Company has materially augmented its liquidity the Company’s intent to accelerate drilling of an additional five well Refill drilling program for at the Expansion Asset and the timing thereof; the expectation that NCG debottlenecking initiatives are expected to deliver NCG at a more reliable pressure and at higher rates for co-injection to further accelerate the timeline to restore higher reservoir pressure at the Expansion Asset; the expectation that the recently installed NCG compressor is expected to be operational by the end of November 2023 at the Expansion Asset; the intent to have a two year continuous drilling program; the expectation that Greenfire’s planned capital expenditures for 2023 will remain unchanged at $34 million; the intent to repay amounts owing under the New Notes with excess cash flow; the expectation that production rates will increase over the next three months from the four recent drilled Refill well that are currently producing and the timing for the remaining well to begin producing; the expectation that Greenfire’s decision to drill extended reach Refill wells has reduced the required Refill well count, estimated capital spending and timeline to produce from the Company’s existing inventory of pre-heated bitumen locations by approximately 50% compared to drilling Refill wells at the horizontal length of existing primary producer wells; Greenfire’s expectation to restore higher reservoir pressure at the Expansion Asset using proven NCG co-injection techniques and the timing thereof; the expected impact on the shut down of a disposal well at the Demo Asset; the expected focus of future drilling plans and the expectation that when combined with surface facility optimizations, such drilling plans will result in a material increase in production and profitability at the Hangingstone Facilities; the expected future performance of power infrastructure; the expected advantages of Greenfire’s Tier-1 reservoirs; the expectation that Company’s structural cost advantages from its Tier-1 SAGD reservoir, combined with its relatively lower forecasted capital expenditure profile owing to its projected multi-year inventory of Refill well targets at the Hangingstone Facilities, will result in near-term production growth and potential meaningful free cash flow generation; the expectation that the Company has exposure to improvements in WCS differentials and Canadian heavy oil pricing; the expectation that the Company’s capital structure will help navigate possible WCS differential volatility as new pipeline infrastructure in Western Canada progresses toward probable completion in 2024; the Company’s future plans for shareholder returns; and Greenfire’s plans to continue to evaluate additional potential opportunities for further production growth, including external acquisitions.

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: risks relating to reduced or volatile commodity prices; risks associated with the oil and gas industry in general (e.g., including operational risks in development, exploration and production; the impacts of inflation and supply chain issues and steps taken by central banks to curb inflation; pandemic, war, terrorist events, political upheavals and other similar events; events impacting the supply and demand for oil and gas including actions taken by the OPEC + group; delays or changes in plans with respect to exploration or development projects or capital expenditures); the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses; health, safety and environmental risks; exchange rate fluctuations; changes in legislation affecting the oil and gas industry; uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures limited liquidity and trading of the Company’s securities; geopolitical risk and changes in applicable laws or regulations; the possibility that Greenfire may be adversely affected by other economic, business, and/or competitive factors; litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on the Company’s resources. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s registration statement on Form F-4 filed with the United States Securities and Exchange Commission (the “SEC”) dated April 21, 2023, as amended on June 16, 2023, July 18, 2023, August 7, 2023 and August 11, 2023, including a proxy statement/prospectus, which was declared effective by the SEC on August 14, 2023 and other documents filed by Greenfire from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and, except as required by applicable laws, Greenfire assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Greenfire does not give any assurance that it will achieve its expectations

Financial Information

The financial information and data contained in this press release is unaudited and does not conform to Regulation S-X promulgated under the United States Securities Act of 1933. While Greenfire’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), the financial information and data contained in this press release have not been prepared in accordance with IFRS. Greenfire believes the measures that are not defined under IFRS provide useful information to management and investors regarding certain financial and business trends relating to Greenfire’s financial condition and results of operations. Greenfire believes that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating projected operating results and trends relating to Greenfire’s financial condition and results of operations. These non-IFRS measures may not be indicative of Greenfire’s historical operating results, nor are such measures meant to be predictive of future results. These measures may not be comparable to measures under the same or similar names used by other similar companies. Management does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS.

Oil and Gas Terms

This press release uses the term Tier-1 SAGD reservoir to describe the bitumen reservoirs that Greenfire has an interest in. The term Tier-1 SAGD reservoir refers to SAGD reservoirs that have no top gas, bottom water, or lean zones, commonly referred to as “thief zones”. Thief zones provide an unwanted outlet for steam and reservoir pressure. Thief zones require costly downhole pumps and recurring pump replacements to achieve targeted production rates, leading to higher capital and operating expenditures. Tier-1 wells flow to surface with natural lift; not requiring downhole pumps or gas lift.

Contact Information

Greenfire Resources Ltd.

205 5th Avenue SW
Suite 1900
Calgary, AB T2P 2V7
investors@greenfireres.com
greenfireres.com